# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001607203

## Reporting persons
- Eagle Point Credit Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,177,060; shared voting power 0; sole dispositive power 1,177,060; shared dispositive power 0; aggregate amount beneficially owned 1,177,060 (15.9% of the class)
- Eagle Point DIF GP I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 872,373; sole dispositive power 0; shared dispositive power 872,373; aggregate amount beneficially owned 872,373 (11.8% of the class)
- Eagle Point Defensive Income Fund US LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 646,089; sole dispositive power 0; shared dispositive power 646,089; aggregate amount beneficially owned 646,089 (8.7% of the class)

## Item 1. Issuer
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 390 RXR Plaza Uniondale, NY, 11556

## Item 2. Person Filing
Name of person filing:
Eagle Point Credit Management LLC ("EPCM")
Eagle Point DIF GP I LLC ("DIF GP I")
Eagle Point Defensive Income Fund US LP ("DIF I US")

This Schedule 13G is jointly filed by the above Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.
Address of principal business office or, if none, residence:
600 Steamboat Road, Suite 202
Greenwich, CT 06830
Citizenship:
Eagle Point Credit Management LLC: organized in the State of Delaware
Eagle Point DIF GP I LLC: organized in the State of Delaware
Eagle Point Defensive Income Fund US LP: organized in the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,177,060 shares
Percent of class: 15.9%
Sole power to vote or to direct the vote: 1,177,060 shares
Sole power to dispose or to direct the disposition: 1,177,060 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 16, 2025

EAGLE POINT CREDIT MANAGEMENT LLC

By: /s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

EAGLE POINT DIF GP I LLC

By: /s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP,
by Eagle Point DIF GP I LLC, its general partner

By: /s/ Kenneth P. Onorio
Name: Kenneth P. Onorio
Title: Chief Financial Officer

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (05/16/2025)
- Eagle Point DIF GP I LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (05/16/2025)
- Eagle Point Defensive Income Fund US LP: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (05/16/2025)